

NIHAR PATEL Start-up Advising & Venture Capital

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Nihar Patel · 2nd in

General Partner at Journey Venture Partners

Austin, Texas · 500+ connections · **Contact info**

Journey Venture Partners

University of Iowa - Henry B. Tippie...

Highlights



4 mutual connections
You and Nihar both know Matthew Tsang, Eric Huang, and 2 others

About

Nihar Patel is a Venture Investor, Tech Entrepreneur, Director, and Start-up Mentor who believes in a bright future for businesses in the digital age. With a vision to accelerate entrepreneurs and improve the way companies are funded, Nihar serves as General Partner at – Journey Venture Partners – where his team works with start-ups from 'Idea to Exit' with a focus on channeling investment to support operational development, talent recruitment, and strategic expansion. He partners with other co-investors to help maximize start-up innovation and success.

In addition to providing venture capital support, Nihar provides mentorship that leverages his experience as a battle-scarred founder who has been to the start-up rodeo before and can help solve issues related to building and scaling a company. He believes that every start-up regardless of industry and size can take full advantage of his genuine wingman approach to mentorship.

Nihar specializes in early-stage investing, financial modeling, recruiting top talent, and the formation of strategic business partnerships. He invites connections with any professional who shares his passion for entrepreneurship, digital technologies, and venture capital.

Experience

General Partner
Journey Venture Partners
Sep 2019 – Present · 10 mos
Austin, Texas Area

Journey Venture Partners is an Austin based Venture Capital & Private Equity firm with a focus on being a partner for start-ups offering investment, mentorship, and strategic business partnerships. At Journey Venture Partners, assigned General Partner duties and associated accomplishments include the following:
➤ Responsible for assessing and performing the following investment functions:
o Evaluating opportunities for investment, measuring investment risks, analyzing financial data, and performing business and investment valuations.
➤ Conducts deal analysis and provides recommendations for follow-on investments within the venture's existing portfolio of companies.
➤ Sources quality new investment opportunities in keeping with the investment criteria of Journey Venture Partners.
➤ Develops, creates, and delivers presentations on new market segments with investment opportunities.
➤ Creates financial analysis reports on assigned portfolio companies with a focus on investment fund ROI performance.
➤ Identifies areas of inefficiencies at the firm regarding deal sourcing and due diligence processes and makes recommends to other partners for improvements.

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Chief of Staff
Newchip
Oct 2018 – Present · 1 yr 9 mos
Austin, Texas Area

Newchip provides entrepreneurs with all of the skills and tools necessary to build, scale, and fund their startups from idea to IPO via our online accelerator, investor funding platform, and venture fund.



Writer – Financial Market Research
Self-Employed
Nov 2017 – Oct 2018 · 1 yr
Englewood, NJ

➤ Responsible for ghostwriting finance and investment articles while seeking the right role.
➤ Researched Blockchain technology and investment space.
➤ Authored highly circulated articles under a personally owned and managed by-line.
➤ Documented active investments by utilizing experience and education with a trade log of positive returns.
o Closed Transaction Profit from Jun 2017 to Aug 2018: $72,000+
➤ Developed a DCF model template that automatically populates financial statement information and other inputs for improved financial analysis.
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OpenDoor
Article.pdf

Project Team Leader and Market Research Consultant (Internship)
Insta-Pro International
May 2016 – May 2017 · 1 yr 1 mo
Iowa City, IA

Due to the success of a summer internship, the company offered an additional project during the spring as part of a hands-on experiential learning during my 2nd year of MBA studies. Tasks and accomplishments include the following:
➤ Directed a project team of five first-year MBA students to identify markets for new product launches overseen by the CEO and VP.
➤ Conducted strategic market analysis of markets for agricultural machinery.
➤ Analyzed soy, rice, and animal feed supply chain to determine ideal points of entry for a global market.
➤ Created innovative data visualization tools that gave company new insights into their market penetration and growth.
➤ Developed market share metrics to allow the board to judge relative success between regions.
➤ Managed research plans by owning learning objectives, vendor management, research methodology, and dissemination of relevant insights in the rice processing market.
➤ Drafted detailed memo of the research methodology, initial recommendations, and steps for continuing analysis.
➤ Presented findings to Board of Directors, CEO, management, and sales team.
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Writing Tutor – Work Study
University of Iowa - Henry B. Tippie College of Business
Aug 2015 – May 2017 · 1 yr 10 mos
Iowa City, Iowa Area

➤ Worked with students to assess patterns of strength and weaknesses in their writing in addition to supporting the development of their academic writing abilities.
➤ Directed students in the use of online library resources and aided with research questions, search terms, and research collection.
➤ Provided direct instruction to individual students to develop and increase their academic writing proficiency.
➤ Utilized guiding questions to assist students to think critically, further helping students understand how to improve their academic writing.
➤ Researched and selected learning materials, textbooks, and software in support of facilitating tutoring.
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Equity Research Analyst - Consumer Discretionary and Telecom Sector
Henry Fund
Jan 2016 – Dec 2016 · 12 mos
Iowa City, IA

Iowa City, IA

The Henry Fund (www.henryfund.org) is a $6 million endowed equity portfolio which targets US-traded companies that are industry leaders with above-average investment potential. Job duties and accomplishments include the following:
➤ Responsible for industry and company research in the Technology sector and for building financial models using discounted cash flow (DCF), economic profit, relative valuation, and dividend discount analyses.
➤ Presented buy/sell recommendations to the Fund's advisory board and worked with the Henry Fund research team to determine final selections and portfolio weightings.
➤ Built discounted cash flow (DCF) valuation models with 3-statement forecasting backed by fundamental analysis.
➤ Presented recommendations to the board and determined trades a weighting with the Henry Fund Team.
➤ Covered the Online Travel Agency industry along with DCF models and reports for: PCLN, DKS, VZ, SLB, VIAB

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Financial Markets Expert and Owner
The Market Archive
Sep 2012 – Mar 2015 · 2 yrs 7 mos

Started writing investment articles under own name at SeekingAlpha while working at Stoke. Utilized available hours during lunch and after work. Followed a strong desire to transition out of an accounting-focused corporate finance job to the investment side of finance by using freelance writing as a segway.
➤ Wrote long-form and short-form articles about specific investments and investing practices.
➤ Conducted financial and valuation analysis on equities, options, and other derivatives across a range of industries.
o Primarily focused on IT and Telecom sector names such as Alcatel-Lucent (now NOK), Cisco, and Qualcomm.
➤ Conducted competitive analysis and market positioning research of product pipeline for investment theses.
➤ Editor's Choice on Seeking Alpha for detailed research reports about a networking company and a telecom company.

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Investment and Research Associate
Heintzberger | Payne
May 2014 – Feb 2015 · 10 mos
Portland, OR

➤ Provided assistance in mutual fund research for inclusion in model portfolios to be used in both institutional and private client portfolios.
➤ Utilized technology and software proficiency to deliver tangible benefits to the firm that includes increased efficiency, cost-savings, and easing compliance.
➤ Created analytical reports to deliver to client portfolios and to be used in internal research purposes.
➤ Programmed excel algorithms to reduce process times and improve accuracy of record-keeping.
➤ Performed fundamental and technical research on mutual fund managers for inclusion in portfolios.
➤ Tested ideal asset allocations under differing macro-economic scenarios utilizing Monte Carlo simulations.

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Finance Associate
Stoke Inc
Sep 2011 – Oct 2012 · 1 yr 2 mos

➤ Reconciled financial statements against department inventory and sales records, while assisting with month end close.
➤ Cleaned and verified documents to ensure GAAP and SOX compliance and presenting to CFO prior to yearly audit.
➤ Evaluated the flow of inventory from purchase of raw materials to production to the end-user for the entire year in addition to creating a spreadsheet to track the inventory flow.
➤ Consolidated price information from various databases to properly value all parts of inventory.
➤ Analyzed transactions and account statements underlying the balance sheet for material errors in preparation for year-end audit and S-1 filing.
➤ Programmed excel macros to streamline database compiling, consolidation and verification.
➤ Generated customer invoices and other administrative tasks.

> Generated customer invoices and other administrative tasks.

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Education



University of Iowa - Henry B. Tippie College of Business
Master of Business Administration (M.B.A.), Finance, General, GPA: 3.76
2015 – 2017
Activities and Societies: Henry Fund

Selected Course Module Highlights
➤ Managerial Finance
➤ Business Communications
➤ Portfolio Management
➤ Financial Modeling
➤ Corporate Investment and Financing Decisions



University of California, Hastings College of the Law
Juris Doctor, Law
2008 – 2011



University of California, Davis
Bachelor of Arts (B.A.), Political Science
2005 – 2008
Activities and Societies: Pi Sigma Alpha - Political Science Honor Society

Selected Course Module Highlights
➤ Comparative Political Systems
➤ American government and institutions
➤ Public Law
➤ International Relations

Skills & Endorsements

DCF Valuation · 8

Jeffery H. and 7 connections have given endorsements for this skill

Financial Analysis · 10

 Endorsed by **Juhi Narang and 1 other** who is highly skilled at this

 Endorsed by **3 of Nihar's colleagues at** Henry Fund

Strategy · 7

 Endorsed by **Jeffery H.**, who is highly skilled at this

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Recommendations

Received (3)   Given (0)



Vitaly Kirkpatrick, MBA
Multilingual, Entrepreneurial Account Leader, Business Development & Technical Sales Manager - Process Sales
July 3, 2019, Nihar was a client of Vitaly's

Nihar Patel is an outstanding instructor and is very knowledgeable in the startup space. His invaluable insight on how my startup can succeed has been tested and put to work with excellent results. Nihar pays close attention to detail and makes sure that he is able to answer questions in a meaningful way to ensure that I, and others, whom Nihar instructed, understood the concepts and put them to work. Nihar is definitely a person of great value when it comes down to the investments space. His feedback during the course on investments motivated and inspired me to make certain changes within my organization to ensure the investors' attractiveness to my company. I truly appreciate his hard work, experience, assertiveness, understanding, and patience with everyone whom he talks to. I am not only grateful to Nihar for everything he has done for me and others but I am also honored to recommend him to anyone who also honored to recommend him to anyone who needs him in the future. **See less**

Shoppa Wright
Let's make it easier to reach the unreachable, even through troubling times!
July 2, 2019, Shoppa was a client of Nihar's

Nihar has been an amazing advisor. He has taught me a lot about the investment side of the business. I'd recommend him to any company looking for advisements on fundraising.

Cindy Meis
Change Maker | Strategist | Leader | Career Coach
March 22, 2017, Cindy was Nihar's teacher

Nihar is willing to share insights and lead with ease and confidence. He is very smart with perspective in a wide range of topics. He is reliable and a strong resource for many—peers and staff. His loyal to the program and quick to promote our classes... **See more**

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Accomplishments

5 **Courses** ⌄

Corporate Investment & Finance Decisions • Financial Modeling and Firm Valuation • Measuring Impact In Investing (VC Academy) • Mergers and Acquisitions • Voodoo Art of Valuation (VC Academy)

5 **Publications** ⌄

Dick's Sporting Goods Equity Research Report • The Priceline Group Equity Research Report • Online Travel Agency Industry Research Report • Infoblox Could Become Essential to Its Customers (Editor's Choice) • Alcatel-Lucent: The LightRadio In The Darkness (Editor's Choice)

1 **Test Score** ⌄

GMAT

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